Via Facsimile and U.S. Mail
Mail Stop 4720

November 9, 2009

Mr. Peter S. Roddy
Vice President and Chief Financial Officer
2211 Bridgepointe Parkway
Suite 500
San Mateo, CA 94404

Re: **Pain Therapeutics, Inc.**
        Form 10-K for the Year Ended December 31, 2008
        Filed February 13, 2009
        File No. 000-29959

Dear Mr. Roddy:

We have reviewed your filing and have the following comments.

In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K, filed 02/13/2009

Item 1. Business, page 2

Intellectual Property, page 5

1.   Please identify all of your material patents and all the material patents you license
        from third parties. Additionally, disclose your product candidates that are
        dependent on each patent and disclose when each patent expires.

Strategic Alliance with King Pharmaceuticals, Inc., page 5

2.   Please revise your disclosure regarding the collaboration agreement and the
        license agreement with King to disclose when the latest to expire patent is
        scheduled to expire.

Formulation Agreement with Durect Corporation, page 6

3.   Please revise your disclosure to disclose all the material terms of this agreement,
        including, but not limited to, amounts paid to date, aggregate potential milestone
        payments, the range of potential royalty payments (i.e. "low single digits" or
        "high single digits"), and term and termination provisions.

License of Technology from Albert Einstein College of Medicine, page 6

4.   Please provide a more specific description of the technology you license from
        Albert Einstein College of Medicine and identify your product candidates that are
        dependent on this technology. Additionally, file the agreement as an exhibit and
        disclose all the material terms of this agreement, including but not limited to
        quantify the payments made to date, aggregate potential milestone payments, the
        range of royalty payments (i.e. "low single digits" or "high single digits"), and
        term and termination provisions. If you believe you are no longer substantially
        dependent on this agreement, please provide us with an analysis supporting your
        determination.

License of Technology from Poetic Genetics, LLC, page 7

5.   Please revise your disclosure to provide a description of all the material terms of
        the license agreement with Poetic, including, not limited to payments made to
        date and term and termination provisions. In addition, please file a copy of the
        agreement as an exhibit. Alternatively, please provide us with a detailed analysis
        which supports your conclusion that you are not required to file this agreement
        pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Schedule 14A, filed 04/06/2009

Executive Compensation and Other Matters, page 11

Compensation Discussion and Analysis, page 11

6. On page 11, you state that your compensation committee uses surveys purchased from third parties and internally generated to determine the amount and allocation of compensation. Please identify the surveys purchased from third parties and identify the companies included in your internally generated survey. It appears from your statement on page 12 that you use a review of the surveys in determining a bonus for the year that you use the surveys for benchmarking purposes. See Question 118.05 of the Regulation S-K Compliance & Disclosure Interpretations. Additionally, further explain how these surveys were used. For example, if based on the surveys you decided to adjust the amounts of compensation or the allocation, please provide further explanation.

Elements of Executive Compensation, page 11

Bonuses, page 12

7. On page 12, you state that "Each individual is evaluated to determine a bonus for the prior year based on performance criteria, including, among other criteria, progress towards or achievement of clinical, operational and financial goals as applicable within an executive's area of responsibility." Based on your disclosure, it appears that your executive officers have received bonus payments based in part of these performance criteria. Please provide proposed draft disclosure for your 2010 proxy statement providing a more specific discussion of the milestones, clinical, operational and financial goals for each individual's area of responsibility for each named executive officer. To the extent that the goals or milestones were quantified, your disclosure should also be quantified. In addition, confirm that your 2010 proxy statement will discuss the extent to which these goals were achieved and how the level of achievement was used to determine each named executive officer's bonus.

8. We note that you paid bonuses to Mr. Barbier, Dr. Friedmann, Mr. Roddy and Dr. Schoenhard in 2008. Additionally, your compensation table on page 16 includes these bonuses as "paid or accrued during fiscal year 2008." It is unclear whether these bonuses were earned in 2008 or 2007.   Item 402(c)(2)(iv) if Regulation S-K requires disclosure of bonuses earned during the 2008.   Please clarify whether the named executive officers earned bonuses in 2008.

Other Equity Awards, page 13

9. Please file a copy of the Long-Term Incentive Plan, or LTIP, as an exhibit. Alternatively, please provide us with a detailed analysis which supports your conclusion that you are not required to file this compensatory plan pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Nu Ri Jung at (202) 551-5797, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director